Rule 424(b)(3)
                                                              Reg. No. 333-45901


                                  20,000 Shares

                              UNIVERSAL CORPORATION

                                  Common Stock


         This Prospectus relates to 20,000 shares (the "Shares") of the Common Stock, no par value (the "Common Stock"), of Universal Corporation, a Virginia corporation (the "Company"), to be sold by the Selling Shareholder identified in this Prospectus under the caption "Selling Shareholder." Each share of Common Stock also represents one preferred share purchase right under the Company's shareholder rights plan. See "Description of Capital Stock - Preferred Share Purchase Rights." The Company will not receive any part of the proceeds from the sale of the Shares.

         The Selling Shareholder may sell all or any portion of the Shares for its own account from time to time in one or more transactions effected through brokers or dealers, at market prices then prevailing, or in privately negotiated transactions at such prices as may be agreed upon. See "Plan of Distribution."

         The Company will bear the cost of all filing fees and legal and accounting expenses associated with registration of the Shares under the Securities Act of 1933, as amended (the "Securities Act"), including the preparation of this Prospectus. The Selling Shareholder will pay all other expenses related to the sale of the Shares.

                                 ---------------


         The Common Stock is listed on the New York Stock Exchange under the symbol "UVV." On February 5, 1998, the closing sales price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $41.00 per share.

                                 ---------------


            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                       COMMISSION PASSED UPON THE ACCURACY
                       OR ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                                 ---------------


                The date of this Prospectus is February 13, 1998

                              AVAILABLE INFORMATION

         The  Company  is  subject  to  the  informational  requirements  of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C.
20549-1004, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The Common Stock is listed on the New York Stock Exchange, Inc. (the "NYSE"), and such reports, proxy statements and other information relating to the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

         This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information, reference is hereby made to the Registration Statement and to the exhibits thereto, which may be inspected and copied in the manner and at the locations described above. Statements contained herein concerning provisions of any document filed as an exhibit to the Registration Statement, incorporated by reference into this Prospectus or otherwise filed with the Commission are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following reports and other documents previously filed by the Company with the Commission under the Exchange Act are incorporated by reference into this Prospectus:

         (a) the Company's Annual Report on Form 10-K for the year ended June 30, 1997 (the "Form 10-K");

         (b) the portions of the Company's Proxy Statement for the Annual Meeting of Shareholders held on October 28, 1997 that have been incorporated by reference into the Form 10-K;

         (c) the Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1997 and December 31, 1997; and

         (d) the Company's Current Reports on Form 8-K filed July 17, 1997, July 17, 1997, August 21, 1997 and January 23, 1998, respectively.

         All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering contemplated hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such reports and other documents. Any statement contained herein or in a report or document incorporated or deemed to be incorporated by reference into this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference into this Prospectus) modifies or supersedes such previous statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge, to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than certain exhibits to such documents). Requests for such copies should be directed to James M. White, III, Esquire, Secretary and General Counsel, Universal Corporation, 1501 North Hamilton Street, Richmond, Virginia 23230, telephone number (804) 359-9311.

                                   THE COMPANY

         The Company, through its subsidiaries, is the world's largest independent leaf tobacco merchant and has additional operations in agri-products and the distribution of lumber and building products. The Company's tobacco operations have been the principal focus of the Company since its founding in 1918, and for the fiscal year ended June 30, 1997, such operations accounted for 74% of revenues and 84% of operating profits. Its agri-products and lumber and building products operations accounted for 12% and 14% of revenues and 5% and 11% of operating profits, respectively, during the same period.

         The Company's executive offices are located at 1501 North Hamilton Street, Richmond, Virginia 23221, and its telephone number is (804) 359-9311.

                                 USE OF PROCEEDS

         All of the Shares covered by this Prospectus are being offered by the Selling Shareholder. As a consequence, the Company will not receive any of the proceeds from the sale of any of the Shares.

                               SELLING SHAREHOLDER

         The Selling Shareholder is the Henry H. Harrell 1994 Irrevocable Trust. Henry H. Harrell, Chairman and Chief Executive Officer and Director of the
Company, was the settlor of the Trust, but is not the trustee or a named beneficiary. Prior to the offering of the Shares, the Selling Shareholder owned 30,000 shares of Common Stock, which it received upon the exercise of certain options. The Selling Shareholder intends to sell the number of Shares required to repay amounts borrowed, plus interest, to fund the exercise of such options which number shall not exceed 20,000 Shares. After the sale of the Shares, the Selling Shareholder will own the number of Shares of Common Stock equal to 30,000 less the number of Shares sold in this offering. Assuming the Selling Shareholder sells the maximum number of shares offered hereby, the Selling Shareholder would own 10,000 Shares of Common Stock after the completion of this offering.

                              PLAN OF DISTRIBUTION

         The Company has no specific information concerning whether or when any offers or sales of Shares covered by this Prospectus will be made, or if made, concerning the price, terms or conditions of any such offers or sales. The Selling Shareholder and its agents and representatives may, from time to time, offer for sale and sell or distribute the Shares to be offered by them hereby
(a) in transactions executed on the New York Stock Exchange, or any securities exchange on which the shares may be traded, through registered broker-dealers (who may act as principals, pledgees or agents), (b) in privately negotiated transactions at such price or as may be agreed upon, or (c) through other means. The Shares may be sold from time to time in one or more transactions at market prices prevailing at the time of sale or at negotiated prices.

         The aggregate proceeds to the Selling Shareholder from the sale of the Shares offered hereby will be the purchase price of such Shares less any broker's commissions.

         There is no assurance that the Selling Shareholder will sell any or all of the Shares described herein and may transfer securities by other means not described herein. The Company is permitted to suspend the use of this Prospectus in connection with sales of the Shares by the Selling Shareholder during certain periods of time under certain circumstances relating to pending corporate developments and public filings with the Commission and similar events. Expenses of preparing and filing the Registration Statement, including any post-effective amendments, will be borne by the Company.

                          DESCRIPTION OF CAPITAL STOCK

         The following summary description of the capital stock of the Company is qualified in its entirety by reference to applicable provisions of Virginia law and the Company's Restated Articles of Incorporation (the "Company's Articles") and Bylaws, which are on file with the Commission and are incorporated by reference as an exhibit to the Registration Statement.

Authorized and Outstanding Capital Stock

         The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, without par value, 75,000 shares of 8% Cumulative Preferred Stock, $100 par value, and 5,000,000 shares of Additional Preferred Stock, without par value. At February 5, 1998, there were 35,286,976 shares of Common Stock issued and outstanding, held by approximately 3,245 shareholders of record. No shares of 8% Cumulative Preferred Stock are issued and outstanding at January 30, 1998, and no shares of Additional Preferred Stock have been issued.

Common Stock

         The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders, including elections of directors. Holders of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, subject to the voting rights, if any, of the holders of 8% Cumulative Preferred Stock or any series of Additional Preferred Stock that may be outstanding from time to time. Holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. Dividends on outstanding shares of the 8% Cumulative Preferred Stock must be paid in full before payment of any dividends on any series of the Additional Preferred Stock or on the Common Stock. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in assets available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any 8% Cumulative Preferred Stock or Additional Preferred Stock then outstanding. The shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to additional shares of Common Stock or to securities convertible into Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable and, upon payment therefor, each share offered hereby will be fully paid and nonassessable.

8% Cumulative Preferred Stock

         The holders of 8% Cumulative Preferred Stock are entitled to receive out of any surplus or net profits of the Company cumulative dividends thereon at the rate of 8% per annum, payable semi-annually in preference and priority to the payment of any dividend to the holders of Additional Preferred Stock or Common Stock. Any unpaid dividends to which holders of 8% Cumulative Preferred Stock are entitled shall cumulate and bear interest at the rate of 6% per annum until paid. The holders of 8% Cumulative Preferred Stock are not entitled to vote on any matter to be voted on by the shareholders, unless there is a default in the payment of dividends upon such stock for four six-month dividend periods. Until such cumulated dividends and interest thereon have been paid in full and dividends for two additional six-month dividend periods have been timely paid, the holders of 8% Cumulative Preferred Stock have exclusive voting power at all meetings of the shareholders. In the event of liquidation, dissolution or distribution of the assets of the Company, whether voluntary or involuntary, the holders of 8% Cumulative Preferred Stock are entitled to receive the par value of the shares held by them, together with all cumulated dividends thereon, with interest, out of the surplus assets of the Company before any payment is made to the holders of Additional Preferred Stock or Common Stock.

Additional Preferred Stock

         The Board of Directors of the Company, without shareholder approval, is authorized to issue shares of Additional Preferred Stock in one or more series and to designate, with respect to each such series of Additional Preferred Stock, the number of shares in each such series, the dividend rates, preferences and dates of payment, voluntary and involuntary liquidation preferences, the availability of redemption and the prices at which it may occur, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions, if any, for redemption or purchase of shares, the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for shares of any other class or series, and the voting rights, if any. Any Additional Preferred Stock issued will rank junior to the 8% Cumulative Preferred Stock and may be senior to the Common Stock as to dividends and as to distribution in the event of liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue Additional Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of the Common Stock.

         The Board of Directors of the Company has authorized and reserved 200,000 shares of Series A Junior Participating Preferred Stock ("Junior
Preferred Stock") for issuance upon exercise of the Preferred Share Purchase Rights described below. See "Description of Capital Stock-Preferred Share Purchase Rights."

         The creation and issuance of any other series of Additional Preferred Stock, and the relative rights and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of the Company, then-existing market conditions and other factors that, in the judgment of the Board of Directors of the Company, might warrant the issuance of preferred stock.

Preferred Share Purchase Rights

         In 1989, the Company distributed as a dividend one preferred share purchase right (a "Right") for each outstanding share of Common Stock. As adjusted for the two-for-one split of the Common Stock in December 1991, each Right entitles the holder to buy one-half of one-hundredth of a share of Junior Preferred Stock. The purchase price for each one-hundredth of a share of Junior Preferred Stock is $110, subject to adjustment. The Rights will become exercisable only if a person or group acquires or announces a tender offer for 20% or more of the outstanding Common Stock. The Board of Directors may reduce this threshold percentage to 10%. If a person or group acquires the threshold percentage of Common Stock, each Right will entitle the holder, other than the acquiring person, to buy shares of Common Stock or Junior Preferred Stock having a market value of twice the exercise price. If the Company is acquired in a merger or other business combination, each Right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the purchase price of the Rights. The Rights will expire on February 13, 1999, and may be redeemed by the Company at any time before they become exercisable.

         Until the Rights become exercisable, they are evidenced by the Common Stock certificates and are transferred with and only with such certificates. Each share of Common Stock offered hereby will be accompanied by a Right.

         The foregoing summary of certain terms of the Rights is qualified in its entirety by reference to the Rights Agreement, as amended (the "Rights Agreement") between the Company and Wachovia Bank of North Carolina, N. A., as Rights Agent. The Rights Agreement has been filed with the Commission and is incorporated by reference as an exhibit to the Registration Statement.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires more than the threshold percentage of the outstanding shares of Common Stock if certain events thereafter occur without the Rights having been redeemed. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors and the shareholders because the Rights are redeemable under certain circumstances.

Certain Provisions of the Company's Articles and Bylaws

         The Company's Articles and Bylaws contain provisions which may have the effect of delaying or preventing a change in control of the Company. The Company's Articles and Bylaws provide (i) for division of the Board of Directors into three classes, with one class elected each year to serve a three-year term;
(ii) that directors may be removed only for cause and only upon the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote; (iii) that a vacancy on the Board shall be filled by the remaining directors; and (iv) that the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote is required to amend, alter, change or repeal the foregoing provisions. The Company's Bylaws require advance notification for a shareholder to bring business before a shareholders' meeting or to nominate a person for election as a director.

         The Company's Articles also contain an "affiliate transaction provision" that provides that, in the event holders of Common Stock are entitled to vote on certain transactions, a supermajority of at least 80% of all the votes that the holders of Common Stock are entitled to cast thereon shall be required for the approval of such transactions. Such supermajority approval would be required for (i) a merger or consolidation involving any person or entity who directly or indirectly owns or controls 10% or more of the voting power of the Company (an "Interested Shareholder") at the record date for determining shareholders entitled to vote and (ii) a sale, lease or exchange of substantially all of the Company's assets or property to or with an Interested Shareholder, or for the approval of a sale, lease or exchange of substantially all of the assets or property of an Interested Shareholder to or with the Company. In addition, the Company's Articles provide that the same 80% vote shall be required for the approval of certain transactions including a reclassification of securities, recapitalization or other transaction designed to decrease the number of holders of Common Stock after any person or entity has become an Interested Shareholder. Notwithstanding the foregoing, the supermajority approval requirement will not apply to any transaction that is approved by the Board of Directors prior to the time that the Interested Shareholder becomes an Interested Shareholder.

         The foregoing provisions of the Company's Articles and Bylaws are intended to prevent inequitable shareholder treatment in a two-tier takeover and to reduce the possibility that a third party could effect a sudden or surprise change in majority control of the Board of Directors without the support of the incumbent Board, even if such a change were desired by, or would be beneficial to, a majority of the Company's shareholders. Such provisions therefore may have the effect of discouraging certain unsolicited offers for the Company's capital stock.

Affiliated Transactions

         The Virginia Stock Corporation Act (the "Virginia Act") contains provisions governing "Affiliated Transactions." Affiliated Transactions include certain mergers and share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder (as defined below), or reclassifications, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries which have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5%. For purposes of the Virginia Act, an Interested Shareholder is defined any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

         Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder unless approved by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the "Disinterested Directors." A Disinterested Director means, with respect to a particular Interested Shareholder, a member of a corporation's board of directors who (i) was a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder and (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board. At the expiration of the three year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the Interested Shareholder.

         The principal exceptions to the special voting requirement apply to Affiliated Transactions occurring after the three-year period has expired and require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the Interested Shareholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder unless approved by a majority of the Disinterested Directors.

         None of the foregoing limitations and special voting requirements applies to an Affiliated Transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the corporation's Disinterested Directors.

         These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation may adopt, by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. The Company has not adopted such an amendment.

Control Share Acquisitions

         The Virginia Act also contains provisions regulating certain "control share acquisitions," which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33/1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or (ii) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. These provisions were designed to deter certain takeovers of Virginia public corporations. The Company has not adopted an amendment to its Restated Articles of Incorporation or Bylaws making these provisions inapplicable to acquisitions of its shares.

                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Williams, Mullen, Christian & Dobbins, Richmond, Virginia. Attorneys employed by the firm beneficially owned an aggregate of 385,534 shares of the Company's Common Stock as of January 20, 1998, which had an aggregate value of $14,674,388 based on the closing sales price of the Company's Common Stock on such date.

                                     EXPERTS

         The consolidated financial statements of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended June 30, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

__________________________________________________________   __________________________________________________________

No dealer,  salesman or other  person has been  authorized
to give any information or to make any  representation not
contained in this  Prospectus  and, if given or made, such                          20,000 Shares
information or  representation  must not be relied upon as
having  been  authorized  by  the  Company  or  any  sales
agent.  This  Prospectus  does not  constitute an offer to
sell  or  the   solicitation   of  an  offer  to  buy  any
securities  other than the  securities to which it relates
or an  offer  to sell or the  solicitation  of an offer to                            UNIVERSAL
buy such securities in any  jurisdiction  where, or to any                           CORPORATION
person  to whom,  it is  unlawful  to make  such  offer or
solicitation.  Neither the delivery of this Prospectus nor
any sale made hereunder  shall,  under any  circumstances,                          Common Stock
create  an  implication  that  there has been no change in
the affairs of the  Company  since the date hereof or that
the   information   herein  is  correct  as  of  any  time
subsequent to the date hereof.

                   -------------------
                                                                                     PROSPECTUS




                    TABLE OF CONTENTS

                                                    Page

Available Information................................2
Incorporation of Certain Documents By
    Reference........................................2
The Company..........................................3
Use of Proceeds......................................3
Selling Shareholder..................................3
Plan of Distribution.................................3
Description of Capital Stock.........................4
Legal Matters .......................................8
Experts .............................................8                            February 13, 1998

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